UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	SEC FILE NUMBER 000-39982

FORM 12b-25	CUSIP NUMBER 67012W104 67012W112 67012W203

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Future Health ESG Corp.

Full Name of Registrant

Former Name If Applicable

8, The Green, Suite 12081

Address of Principal Executive Office (Street and Number)

Dover, Delaware 19901

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Future Health ESG Corp. (the “Registrant”) has elected not to file its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Form 10-Q”) and is filing a Form 12b-25 for a five day extension deemed necessary for the following reason:

The Registrant is working diligently to complete the review of the financial statements for the three months ended September 30, 2021 as soon as possible; however, the Registrant is unable to complete and file the Q3 2021 Form 10-Q by the required due date of November 15, 2021 without unreasonable effort and expense. The Registrant expects to file such report by November 22, 2021.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Travis Morgan	833-388-8734
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Future Health ESG Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2021	By:	/s/ Travis Morgan
Travis Morgan
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF

FORM 12B-25

Future Health ESG Corp.

WITH RESPECT TO ITS FORM 10-Q FOR THE

FISCAL QUARTER ENDED MARCH 31, 2021

The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 could not be filed by the prescribed date without unreasonable effort and expenses because the Company requires additional time to complete, and its independent registered public accounting firm requires additional time to audit,  the financial statements to be included in the Form 10-Q and the disclosures related to the accounting treatment of the Company’s warrants. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file its Form 10-Q as soon as practicable and no later than the fifth calendar day following the prescribed due date.

The Registrant estimates that its results of operations for the three months ended September 30, 2021 and period from February 25, 2021 (inception) through September 30, 2021, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the quarter ended September 30, 2021 will reflect the following results:

For the quarter ended September 30, 2021, the Company expects to report a net loss of approximately $61,000, consisting primarily of operating expenses.

For the period from February 25, 2021 (inception) through September 30, 2021, the Company expects to report a net loss of approximately $62,000, consisting primarily of operating expenses.